RUBICON MINERALS CORPORATION

Interim Consolidated Financial Statements

Three Months Ended March 31, 2010

(Unaudited)

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RUBICON MINERALS CORPORATION
Interim Consolidated Balance Sheets
Unaudited
(Stated in Canadian Dollars)

	March 31	December 31
	2010	2009
Assets
Current assets
Cash and cash equivalents	$7,090,582	$2,377,399
Temporary investments (note 4)	106,337,224	125,418,231
Marketable securities (note 5)	173,036	66,532
Amounts receivable	874,585	1,108,511
Prepaid expenses and supplier advances	818,744	333,343
	115,294,171	129,304,016

Other investments (note 6)	890,303	1,127,819
Buildings and equipment (note 7)	1,460,455	987,245
Mineral property costs (note 8) (Schedule)	130,954,671	114,209,833
Reclamation deposits (note 9)	498,000	498,000
	$249,097,600	$246,126,913

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$6,596,219	$4,038,999
Corporate income tax payable	7,150	-
	6,603,369	4,038,999

Future income taxes	12,966,260	13,391,328
Shareholders’ equity
Share capital (note 10(a))	246,659,765	246,391,590
Contributed surplus (note 10(d))	8,941,120	5,750,527
Deficit	(25,491,592)	(22,659,689)
Accumulated other comprehensive loss (note 11)	(581,322)	(785,842)
	229,527,971	228,696,586
	$249,097,600	$246,126,913
See accompanying notes to the consolidated financial statements

Commitments (Note 13)

Approved by the Board of Directors:
“David Adamson”	“Christopher Bradbrook”
David Adamson, Director	Christopher Bradbrook, Director

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RUBICON MINERALS CORPORATION
Interim Consolidated Statements of Operations and Deficit
Unaudited
(Stated in Canadian Dollars)

	For the 3 months ended March 31
	2010	2009
Expenses		Restated (Note 15)
Amortization	$5,583	$17,946
Consulting	16,394	-
General mineral exploration	40,022	57,908
Insurance	131,009	41,777
Investor relations	216,844	127,478
Office and rent	45,504	51,114
Part XII.6 flow-through tax	(404)	20,701
Professional fees	130,191	35,744
Salaries	484,823	240,236
Stock-based compensation (note 10(b))	1,932,803	521,196
Transfer agent and regulatory filing fees	51,762	28,534
Travel and accommodation	110,218	21,810

Loss before other items	(3,164,749)	(1,164,444)
Foreign exchange gains (losses)	449,901	(551,834)
Interest and other income	87,706	52,302
Option and administration fees received in excess of property costs	121,823	115,995
Loss on sale of investments	(295,114)	(23,424)
Loss before income taxes	(2,800,433)	(1,571,405)
Current income tax expense	(7,150)	-
Future income tax (expense) recovery	(24,320)	2,034,012

Net (loss) income for the period	(2,831,903)	462,607
Deficit, beginning of the period	(22,659,689)	(22,103,360)
Deficit, end of the period	$(25,491,592)	$(21,640,753)

Basic and diluted (loss) income per common share	$(0.01)	$0.00
Weighted average number of common shares outstanding	213,282,764	163,534,912
Fully diluted weighted average number of common shares outstanding*	213,282,764	166,773,347

*	The exercise of options in the three months ended March 31, 2010 would have been anti-dilutive and so have been excluded from the calculation of fully diluted common shares in that period.
See accompanying notes to the consolidated financial statements.

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RUBICON MINERALS CORPORATION
Interim Consolidated Statements of Comprehensive Loss
Unaudited
(Stated in Canadian Dollars)

	For the 3 months ended March 31
	2010	2009
		Restated (Note 15)
Net (loss) income for the period	$(2,831,903)	$462,607

Other comprehensive income in the period
Fair value adjustment, net of tax, on available for sale financial instruments:
Temporary investments	(25,020)	(52,137)
Other investments and marketable securities	(65,574)	187,319
Realized losses on other investments and marketable securities reclassified to net income	295,114	23,424

Other comprehensive income in the period	204,520	158,606
Comprehensive (loss) income for the period	(2,627,383)	621,213
Accumulated comprehensive loss, beginning of the period	(23,445,531)	(23,432,501)
Accumulated comprehensive loss, end of the period	$(26,072,914)	$(22,811,288)

See accompanying notes to the consolidated financial statements.

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RUBICON MINERALS CORPORATION
Interim Consolidated Statements of Cash Flows
Unaudited
(Stated in Canadian Dollars)

	For the 3 months ended March 31
	2010	2009
		Restated (Note 15)
Cash Provided by (Used for):
Operating Activities
Net (loss) income for the period	$(2,831,903)	$462,607
Adjustment for items which do not involve cash:
Amortization	5,583	17,946
Stock-based compensation in operations	1,932,803	521,196
Loss on sale of investments	295,114	23,424
Foreign exchange (gains) losses	(449,387)	552,797
Interest and other income	73,122	30,436
Option receipts in excess of property costs	(34,397)	(59,275)
Future income tax (recovery)	24,320	(2,034,012)
	(984,745)	(484,881)
Changes in non-cash working capital components:
Prepaid expenses	(485,401)	(69,942)
Amounts receivable	233,926	(9,197)
Accounts payable and accrued liabilities	37,907	11,510
Corporate income taxes payable	7,150	-
	(1,191,163)	(552,510)
Investing Activities*
Temporary investments	18,982,865	(47,844,615)
Mineral property costs	(12,828,355)	(2,965,845)
Reclamation deposits	-	(493,000)
Recovery of property costs	14,619	10,482
Purchase of investments and equipment	(535,994)	(62,226)
Proceeds of sale of investments and equipment	99,836	40,710
	5,732,971	(51,314,494)
Financing Activities*
Common shares issued	171,375	40,366,784
Share issue costs	-	(2,545,579)
	171,375	37,821,205

Increase (decrease) in cash and cash equivalents	4,713,183	(14,045,799)
Cash and cash equivalents, beginning of the period	2,377,399	18,753,749
Cash and cash equivalents, end of the period	$7,090,582	$4,707,950

*Supplemental Disclosure of Non-Cash Investing and Financing Activities – Refer to Note 14.
See accompanying notes to the consolidated financial statements.

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RUBICON MINERALS CORPORATION
Interim Consolidated Statements of Mineral Property Costs
Unaudited
(Stated in Canadian Dollars)

	Balance December 31 2009	Gross Expenditures 2010	Recovery 2010	Balance March 31 2010
CANADA
ONTARIO
RED LAKE MINING DIVISION
Phoenix Gold Project
Acquisition and option payments	$4,616,513	$4,097	$-	$4,620,610
Exploration costs:
Geological and geochemical	3,464,149	1,113,405	-	4,577,554
Drilling	30,129,857	3,641,919	-	33,771,776
Geophysical	513,697	-	-	513,697
Travel and accommodation	402,772	1,485	-	404,257
Other	732,714	1,158,650	-	1,891,364
Underground exploration	17,701,609	9,077,588	-	26,779,197
Amortization	80,979	57,202	-	138,181
	57,642,290	15,054,346	-	72,696,636

Other Red Lake Properties
Acquisition and option payments	656,630	27,789	(14,621)	669,798
Exploration costs:
Geological and geochemical	1,873,454	49,645	-	1,923,099
Drilling	4,141,393	1,234,659	-	5,376,052
Geophysical	527,512	366,493	-	894,005
Travel and accommodation	157,784	7,574	-	165,358
Other	77,058	6,950	-	84,008
Administration fees (earned)	(724,425)	-	-	(724,425)
	6,709,406	1,693,110	(14,621)	8,387,895

UNITED STATES OF AMERICA
ALASKA
Alaska Properties
Acquisition and option payments	37,200,284	-	-	37,200,284
Exploration costs
Geological and geochemical	1,853,063	9,666	-	1,862,729
Drilling	2,371,509	-	-	2,371,509
Travel and accommodation	26,230	-	-	26,230
Claim rental	1,250,423	-	-	1,250,423
	42,701,509	9,666	-	42,711,175

NEVADA
Nevada Properties
Acquisition and option payments	6,177,535	-	-	6,177,535
Exploration costs
Geological and geochemical	407,421	2,337	-	409,758
Geophysics	569,927	-	-	569,927
Other	1,745	-	-	1,745
	7,156,628	2,337	-	7,158,965

Mineral property costs	$114,209,833	$16,759,459	$(14,621)	$130,954,671

See accompanying notes to the consolidated financial statements.

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RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements – Unaudited
March 31, 2010
(Stated in Canadian Dollars)

1.	NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated in British Columbia, Canada and has been primarily involved in the acquisition and exploration of mineral property interests in Canada and the United States.  At the date of these financial statements, the Company has not been able to identify a known body of commercial grade ore on any of its properties.  The ability of the Company to recover the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration and development costs and to resolve any environmental, regulatory, or other constraints which may hinder the successful development of the property. Although the Company is unaware of any defects in its title to its mineral properties, no guarantee can be made that none exist. The Company is in the development stage with no source of operating revenue and is dependent upon equity financing to maintain its current operations.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Consolidation

These interim consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles (“GAAP”) in Canada and follow the same accounting principles and method of computation as the consolidated financial statements for the fiscal year ended December 31, 2009.  These interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements and should be read in conjunction with the consolidated financial statements and the accompanying notes for the year ended December 31, 2009.  References to the Company included herein are inclusive of the accounts of the parent company and its 100% owned subsidiaries, 1304850 Ontario Inc., 0691403 BC Ltd., Rubicon Alaska Holdings Inc., Rubicon Alaska Corp., Rubicon Minerals Nevada Inc. and Rubicon Nevada Corp.  All inter-company balances have been eliminated.

Certain comparative figures have been reclassified to conform to the presentation adopted for the current period.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities as at the date of the financial statements, as well as the reported amounts of revenues earned and expenses incurred during the period.  Actual results could differ from those estimates.

The Company’s investments in marketable securities are items that, due to expected market volume and price fluctuations, may yield net realizable values that are materially different from their current book values at any point in time.    Other items involving substantial measurement uncertainty are the carrying costs of mineral property interests, the determination of stock-based compensation and the determination of future income tax liability and valuation allowances.

3.	CHANGES IN ACCOUNTING POLICIES

Canadian Pronouncements affecting Future Accounting Policies

The following pronouncements recently issued by the Canadian Institute of Chartered Accountants (“CICA”) will likely impact the Company’s future accounting policies:

(a) Business Combinations

In January 2009, the CICA issued Handbook Sections 1582 – Business Combinations, 1601 – Consolidated Financial Statements, and 1602 – Non-Controlling Interests.  These standards are effective January 1, 2011. Section 1582 replaces Section 1581 – Business Combinations and establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”).  Sections 1601 and 1602 replace Section 1600 – Consolidated Financial Statements. Section 1601 provides revised guidance

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RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements – Unaudited
March 31, 2010
(Stated in Canadian Dollars)

3.	CHANGES IN ACCOUNTING POLICIES (continued)

on the preparation of consolidated financial statements and Section 1602 addresses accounting for non-controlling interests in consolidated financial statements subsequent to a business combination.

 (b)                 International Financial Reporting Standards (“IFRS”)

In February 2008 the Canadian Accounting Standards Board announced 2011 as the changeover date for publicly-listed companies to use IFRS, replacing Canadian generally accepted accounting principles. The specific implementation is set for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The changeover date of January 1, 2011 will require restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. The Company expects the transition to IFRS to impact accounting policies, financial reporting and information technology systems and processes.

4.	TEMPORARY INVESTMENTS

Temporary investments consists of several Government of Canada T-Bills maturing at various dates in 2010 and 2011, with an aggregate carrying value and market value of $106,337,224 at March 31, 2010 (December 31, 2009 - $125,418,231) and effective interest rates ranging from 0.153% to 0.496%   Market value is determined from broker quotations.

5.	MARKETABLE SECURITIES

Marketable securities consist of investments in public company shares and have an aggregate carrying value and fair value of $173,036 at March 31, 2010 (December 31, 2009 - $66,532).  Market values were based on quoted prices in an active market.

6.	OTHER INVESTMENTS

	March 31, 2010	December 31, 2009
	Carrying and Market Value	Carrying and Market Value

Investments in companies spun-off (1)	$40,424	$168,694
Investments in other public company shares (2)	849,879	959,125

	$890,303	$1,127,819

(1)
Investment in companies spun-off consists of the net value of rights and obligations outstanding from options issued or revised at the December 2006 plan of arrangement.  The March 31, 2010, carrying value and fair value of $40,424 is attributable to the right to receive the proceeds from any exercise of Africo options or the underlying Africo shares.

(2)
Other investments in public company shares have aggregate carrying and market value of $849,879 at March 31, 2010. Market values were based on quoted prices in an active market. These shares were received as payments pursuant to mineral property option agreements and pursuant to prior year spin-out transactions.

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RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements – Unaudited
March 31, 2010
(Stated in Canadian Dollars)

7.	BUILDINGS AND EQUIPMENT

			March 31 2010	December 31 2009
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value

Computer equipment	$224,260	$93,889	$130,371	$120,061
Furniture and fixtures	166,012	77,867	88,145	91,302
Software	206,761	122,043	84,718	80,745
Leasehold improvements	12,291	9,449	2,842	3,073
Field equipment	645,199	49,234	595,965	235,299
Trucks	187,959	19,467	168,492	59,890
Buildings	411,352	21,430	389,922	396,875

	$1,853,834	$393,379	$1,460,455	$987,245

8.	MINERAL PROPERTY INTERESTS

There were no changes in the principal property interests of the Company during the 3 month period ended March 31, 2010.

9.	ASSET RETIREMENT OBLIGATIONS

The Company’s asset retirement obligations almost entirely consist of reclamation and closure costs for its Phoenix Gold project which is currently at the advanced exploration stage. Reclamation and closure activities related to this project will include land rehabilitation, demolition of buildings and processing facilities, ongoing care and maintenance and other costs.  In February of 2009, the Company filed a Closure Plan with the Ontario Ministry of Northern Mines and Development (“MNDM”) which included an independent estimation of closure costs, if currently implemented, which amounted to $493,000.  Upon filing the closure plan, a deposit in the same amount was made with the MNDM as financial assurance for completion of the closure plan when required.  Additional deposits will be required if closure amount estimates increase.  (An additional amount of $5,000 is on deposit in BC for past reclamation obligations).

The present value of this asset retirement obligation is currently immaterial to recognize due to (i) the Company’s current intention to continue to hold and utilize the Phoenix property and related facilities for a period extending beyond 50 years and (ii) the Company has no legal requirement or intention to implement its closure plan during this extended holding period.  Should management’s intention’s change or closure plans and cost estimates change, the Company may be required to recognize an asset retirement obligation on the consolidated balance sheet at that time.

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RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements – Unaudited
March 31, 2010
(Stated in Canadian Dollars)

10.	SHARE CAPITAL

a) Authorized share capital consists of unlimited common shares without par value.

Issued share capital consists of the following:

	3 Months Ended March 31, 2010			Year Ended December 31, 2009
	Number of Shares	$		Number of Shares	$
Balance, beginning of the period	213,218,014		246,391,590	156,151,871		109,912,429
Public offering	-		-	18,975,000		81,398,435
Private placements	-		-	25,000,000		37,445,025
Stock options exercised (1)	132,500		268,175	2,408,300		3,255,186
Warrants exercised	-		-	10,682,843		16,024,265
Flow-through renunciation	-		-	-		(1,643,750)

Balance, end of the period	213,350,514		246,659,765	213,218,014		246,391,590
(1)	Inclusive of the original $96,800 (2009 - $1,070,796) fair value of these options re-allocated from contributed surplus to share capital on exercise.
(2)	Subsequent to the period end, the Company issued 54,054 common shares at a price of $3.70 per common share pursuant to a property acquisition agreement.
(3)	Subsequent to the period end, the Company issued 50,000 common shares at a price of $3.98 per common share pursuant to an agreement obligation (note 10(d)).

b) Stock Options

The Corporation has an incentive stock option plan authorizing the Company to issue up to 8.5% of the number of issued and outstanding shares as incentive stock options to directors, officers, employees and consultants of the Company (up to  18,134,794 options at March 31, 2010).  Vesting terms are as approved by the Board of Directors.  The term of each grant shall be no greater than 10 years from the date of grant.  The option price shall be no less than the fair market value of the Company’s shares on the date of the grant.

The following is a summary of the changes in the Company’s outstanding stock options.

	3 Months Ended March 31, 2010		Year Ended December 31, 2009
	Number of Options	Weighted Average Exercise Price	Number of Options		Weighted Average Exercise Price
			$		$
Balance at beginning of period	5,755,000	1.46		4,733,300		0.93
Granted	2,604,000	5.20		3,485,000		1.80
Exercised	(132,500)	1.29		(2,408,300)		0.91
Expired/Cancelled	-	-		(55,000)		1.31

Outstanding at end of period (1)	8,226,500	2.65		5,755,000		1.46
Exercisable at end of period	5,282,500	1.30		3,792,500		1.12

(1)	At March 31, 2010, the weighted-average remaining contractual life of stock options outstanding is 3.66 years (2009 – 3.39)
(2)	Subsequent to March 31, 2010, the Company granted 125,000 incentive stock options to employees at an exercise price of $4.08.

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RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements – Unaudited
March 31, 2010
(Stated in Canadian Dollars)

10.      SHARE CAPITAL (continued)

The fair value of stock options included in the expense figures, has been estimated using the Black-Scholes Option Pricing Model based on the following weighted average assumptions:

	Three Months ended March 31, 2010	Year ended December 31, 2009
Risk-free interest rate (%)	2.7%	2.0%
Expected life (years)	3.6 years	4.2 years
Expected volatility (%)	72%	66%
Expected dividend yield (%)	0%	0%

The weighted average grant-date fair value of options granted during the period was $2.77.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock.  Changes in these assumptions can materially affect the fair value estimate and therefore it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock option grants.

c) Summary of stock options  outstanding:

March 31, 2010
Option Price Range	Number Outstanding	Weighted Average Price		Weighted Average Life
		$		Years
$0.48 - $0.76	1,090,000		0.67	1.44
$1.04	1,165,000		1.04	2.87
$1.31 - $1.46	2,257,500		1.31	3.78
$1.68 - $3.13	830,000		2.50	3.49
$4.26 - $4.53	330,000		4.46	4.67
$5.22	2,554,000		5.22	4.79

Total Stock Options	8,226,500		2.65	3.66

d)      Summary of changes in contributed surplus:

	3 Months Ended March 31, 2010	Year Ended December 31, 2009
Balance at beginning of period	$5,750,527	$4,012,933
Stock-based compensation - administration	1,932,802	1,638,405
Stock-based compensation – mineral property costs	1,109,091	1,169,985
Fair value of stock options allocated to shares issued on exercise	(96,800)	(1,070,796)
Share issue obligation (see note 10(a))	245,500	-

Balance at end of period	$8,941,120	$5,750,527

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RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements – Unaudited
March 31, 2010
(Stated in Canadian Dollars)

11.	ACCUMULATED OTHER COMPREHENSIVE LOSS

	March 31 2010	December 31 2009
Accumulated other comprehensive loss, January 1	$(785,842)	$(1,329,141)

Other comprehensive income for the period	204,520	543,299

Accumulated other comprehensive loss, March 31	$(581,322)	$(785,842)

Components of accumulated other comprehensive loss, March 31

Unrealized losses on temporary investments	$(95,282)	$(70,262)
Unrealized losses on marketable securities and other investments - public company shares	(486,040)	(715,580)

	$(581,322)	$(785,842)

12.	RELATED PARTY TRANSACTIONS

For the three months ended March 31, 2010, the Company paid legal fees to a law firm, of which a partner is a director of the Company, aggregating to $99,589 (2009 - $182,949).  The fees are recorded within professional expenses in these financial statements. As at March 31, 2010, this law firm is owed $103,350 (December 31, 2009 - $5,000).  All these transactions were recorded at their fair value amounts and were incurred in the normal course of business.

13.	COMMITMENTS

a)	At March 31, 2009, the Company has $45,233 in remaining lease payments for the use of its Vancouver office to September, 2010.

b)
The Company is required to make certain cash payments and incur exploration costs to maintain its mineral properties in good standing.  These payments and costs are at the Company’s discretion and are based upon available financial resources and the exploration merits of the mineral properties which are evaluated on a periodic basis.

14.	SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

During the three months ended March 31, 2009, the Company received common shares of other companies valued at $38,398 (2009 - $59,275) pursuant to the terms of property and joint venture agreements.  The Company has excluded from its investing cash flows $5,392,332 (2009 - $1,740,174) in accounts payable relating to mineral property costs.  Other non-cash investments included $1,109,090 (2009 - $252,404) recorded in property expenditures for stock based compensation awarded to personnel working on mineral properties, $51,115 (2009 – $nil) recorded in property expenditures for amortization and $245,500 (2009 – $nil) recorded in property expenditures for expenditures paid by share issues.

	March 31 2010	March 31 2009
During the period, the Company paid and received the following:
Interest received	14,584	50,208
Interest paid	836	1,937
Income taxes paid	-	-

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RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements – Unaudited
March 31, 2010
(Stated in Canadian Dollars)

15.	RESTATEMENT OF FINANCIAL STATEMENTS

During 2009, the Company undertook a review of previously issued financial statements for periods up to and including September 30, 2009.  As a result of the items arising from this review, the Company determined that the following amendments should be reflected in the comparative financial statements for the period ended March 31, 2009.

The Company recalculated the foreign exchange gain or loss on translation of future income tax liabilities arising in subsidiaries with assets located in foreign jurisdictions and recorded the following:

a)	A foreign exchange loss for the period ended March 31, 2009 of $552,797.

b)	Foreign exchange losses for periods up to December 31, 2008 of $751,957 resulting in a net deficit increase of $751,957 as at December 31, 2008.

These adjustments had no affect on the Company’s cash flows.

The effects of the above changes on the Company’s restated comparative financial statements are summarized as follows:

	Reference	As previously reported		Adjustment		As restated
		$		$		$
For the period ended March 31, 2009:

Statement of operations and deficit
Foreign exchange gain (loss)	(a)		963		(552,797)		(551,834)
Net income for the period	(a)		1,015,404		(552,797)		462,607
Deficit, beginning of the period	(b)		(21,351,403)		(751,957)		(22,103,360)
Deficit, end of the period	(a) and (b)		(20,335,999)		(1,304,754)		(21,640,753)
Income (loss) per share	(a)		0.01		(0.01)		0.00

Statement of comprehensive loss
Comprehensive income	(a)		1,174,010		(552,797)		621,213
Accumulated comprehensive loss, beginning of the period	(b)		(22,680,544)		(751,957)		(23,432,501)
Accumulated comprehensive loss, end of the period	(a) and (b)		(21,506,534)		(1,304,754)		(22,811,288)

Statement of cash flows
Net income for the period	(a)		1,015,404		(552,797)		462,607
Adjustments for items which do not involve cash
Foreign exchange loss	(a)		-		(552,797)		(552,797)
Decrease in cash and cash equivalents	(a)		(14,045,799)		-		(14,045,799)

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